July 30, 2009

United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 3561
Washington, D.C.  20549-3561

RE:           International Shipholding Corporation
Form 10-K for the year ended December 31, 2008
Filed March 13, 2009
Commission File No. 001-10852

Dear Ms. Cvrkel:

I would like to take this opportunity to thank you for granting us the two-week extension and for responding so quickly to our request.  With the additional two weeks, our response will be in your office by August 27, 2009. If something unforeseen takes place that prohibits us from meeting this deadline, we will contact your office immediately.

I look forward to working with you and your staff and again thank you for your cooperation.

.

Sincerely yours,

INTERNATIONAL SHIPHOLDING CORPORATION

Kevin M. Wilson
Corporate Controller